Media Release

Rio Tinto extends the tenure of senior executive team

23 October 2014

The Rio Tinto board has extended the tenure of chief executive Sam Walsh and chief financial officer Chris Lynch, providing a strong endorsement of their leadership, the Group’s strategy and its focus on driving shareholder value.

Rio Tinto chairman Jan du Plessis said “For quite some time, Sam has made no secret of the fact that he loves his job and would like to continue well beyond next year. Given his performance and his enthusiasm to continue in the role, the decision to extend his tenure has been an easy one for the board. In addition, over the past 18 months, Chris has played a crucial role working with Sam and I am therefore pleased that we have agreed with both of them to replace their fixed term retirement dates with long-term, open-ended commitments to the company.

“Since their appointments early last year, Sam and Chris have led a transformation of the business and established a track record of delivering on their promises. Rio Tinto has increased cash flows from operations, achieved significant operating cash cost improvements, reduced net debt and refocused capital expenditure on projects with the most compelling returns.

“In September, the board met for our annual strategy review session and it is clear we are on a path to generate significant long-term value for shareholders. The board believes Sam and Chris are the best team to lead us into the next phase of the delivery of our strategy.”

Sam Walsh said “I am very pleased to continue as chief executive of this great business with our world-class people and assets. I will be ensuring my executive team and our 60,000-plus employees around the world all remain focussed on continuing to deliver outstanding performance for all of our shareholders, driven by improved safety and productivity, value-enhancing growth and disciplined capital allocation.”

Chris Lynch said “There is no doubt we have made some great progress but we all appreciate the job is far from complete. There will be no complacency as we pursue value and I am looking forward to continuing to work with Sam and the team to further enhance the performance of the business.”

Notes to editors

Mr Walsh and Mr Lynch will transfer to open-ended contracts after Rio Tinto’s annual general meetings in 2015. Mr Walsh’s initial contract was due to end on 31 December 2015 with a break clause from 31 October 2014 and Mr Lynch’s initial contract was due to end on 28 February 2017. They will both move to a rolling contract with no end date and a 12-month notice period. To remain compliant with Rio Tinto’s Remuneration Policy agreed by shareholders at the 2014 annual general meetings, the changes to their respective contract terms will require shareholder approval at the 2015 annual general meetings. Subject to shareholder approval, their revised contract terms will come into effect immediately thereafter. Both Mr Walsh’s and Mr Lynch’s remuneration will remain unchanged.

Contacts

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www.riotinto.com

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